Filed pursuant to Rule 433
Registration No. 333-189888

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES F
$1,600,000,000
FLOATING RATE SENIOR NOTES, DUE December 16, 2015
FINAL TERM SHEET
DATED DECEMBER 11, 2013

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Floating Rate Senior Notes, due December 16, 2015

Expected Ratings1:	Aa3 / AA- / AA (Stable / Stable / Stable)

Principal Amount:	$1,600,000,000

Issue Price:	100.00%

All-in Price:	99.95%

Underwriting Discount:	.05%

Trade Date:	December 11, 2013

Settlement Date (T+3):	December 16, 2013

Maturity Date:	December 16, 2015

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	3 Month USD LIBOR plus 22bps payable and subject to adjustment quarterly

Interest Payment Dates:	Quarterly on the 16th of each March, June, September, and December, beginning on March 16, 2014

Payment Convention:	Modified following business day convention, adjusted

Business Days:	London, New York

Day Count Fraction:	Actual/360

Listing:	None

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Optional Redemption:	None

CUSIP / ISIN:	78010ULG0 / US78010ULG03

Lead Manager:	RBC Capital Markets, LLC

Co-Managers:	Seton Securities Group, Inc. The Williams Capital Group

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829.